UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Unaudited Condensed

Consolidated Interim

Financial Statements

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

As of March 31, 2025, with the independent registered public accounting firm review report

INDEX

Petróleo Brasileiro S.A. – Petrobras

2

Unaudited Condensed Consolidated Statements of Financial Position

PETROBRAS

As of March 31, 2025 and December 31, 2024 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	03.31.2025	12.31.2024

Cash and cash equivalents	3	4,695	3,271
Marketable securities	3	2,974	4,263
Trade and other receivables	9	3,069	3,566
Inventories	10	7,450	6,710
Recoverable income taxes	12	450	411
Other recoverable taxes	12	1,175	1,555
Others	16	1,380	1,550
		21,193	21,326
Assets classified as held for sale	22	550	510
Current assets		21,743	21,836

Trade and other receivables	9	1,011	1,256
Marketable securities	3	837	582
Judicial deposits	14	13,075	11,748
Deferred income taxes	12	983	922
Other recoverable taxes	12	4,084	3,601
Others	16	2,703	2,501
Long-term receivables		22,693	20,610
Investments	21	728	659
Property, plant and equipment - PP&E	17	152,428	136,285
Intangible assets	18	2,282	2,255
Non-current assets		178,131	159,809

Total assets		199,874	181,645

Liabilities	Note	03.31.2025	12.31.2024

Trade payables	11	5,445	6,082
Finance debt	23	2,763	2,566
Lease liability	24	8,841	8,542
Income taxes payable	12	1,453	1,400
Other taxes payable	12	3,575	3,284
Dividends payable	25	14	2,657
Provision for decommissioning costs	15	2,352	1,696
Employee benefits	13	2,619	2,315
Others	16	2,435	2,205
		29,497	30,747
Liabilities related to assets classified as held for sale	22	776	713
Current liabilities		30,273	31,460

Finance debt	23	21,070	20,596
Lease liability	24	31,817	28,607
Income taxes payable	12	567	530
Deferred income taxes	12	4,800	1,470
Employee benefits	13	11,701	10,672
Provisions for legal proceedings	14	2,833	2,833
Provision for decommissioning costs	15	25,909	24,507
Others	16	1,663	1,620
Non-current liabilities		100,360	90,835
Current and non-current liabilities		130,633	122,295

Share capital (net of share issuance costs)	25	107,101	107,101
Capital reserve and capital transactions		1,145	29
Profit reserves	25	60,330	61,446
Retained earnings		5,974	−
Accumulated other comprehensive deficit		(105,616)	(109,470)
Attributable to the shareholders of Petrobras		68,934	59,106
Non-controlling interests		307	244
Equity		69,241	59,350

Total liabilities and equity		199,874	181,645
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

3

Unaudited Condensed Consolidated Statements of Income

PETROBRAS

Three-month periods ended March 31, 2025 and 2024 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Mar/2025	Jan-Mar/2024
Sales revenues	4	21,073	23,768
Cost of sales	5	(10,685)	(11,511)
Gross profit		10,388	12,257

Income (expenses)
Selling expenses	5	(1,090)	(1,333)
General and administrative expenses	5	(444)	(447)
Exploration costs	20	(313)	(135)
Research and development expenses		(202)	(183)
Other taxes		(123)	(140)
Impairment (losses) reversals, net	19	(50)	9
Other income and expenses, net	6	(890)	(1,044)
		(3,112)	(3,273)

Income before net finance income (expense), results of equity-accounted investments and income taxes		7,276	8,984

Finance income		297	552
Finance expenses		(983)	(1,072)
Foreign exchange gains (losses) and inflation indexation charges		2,434	(1,419)
Net finance income (expense)	7	1,748	(1,939)

Results of equity-accounted investments	21	82	(93)

Net income before income taxes		9,106	6,952

Income taxes	12	(3,111)	(2,147)

Net income for the period		5,995	4,805
Net income attributable to shareholders of Petrobras		5,974	4,782
Net income attributable to non-controlling interests		21	23
Basic and diluted earnings per common and preferred share - in U.S. dollars	25	0.46	0.37

The notes form an integral part of these unaudited condensed consolidated interim financial statements.

4

Unaudited Condensed Consolidated Statements of Comprehensive Income

PETROBRAS

Three-month periods ended March 31, 2025 and 2024 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Mar/2025	Jan-Mar/2024
Net income for the period		5,995	4,805

Items that will not be reclassified to the statement of income:

Actuarial gains on post-employment defined benefit plans	13
Recognized in equity		1	−
		1	−

Items that may be reclassified subsequently to the statement of income:

Unrealized gains (losses) on cash flow hedge - highly probable future exports	26
Recognized in equity		4,852	(2,022)
Reclassified to the statement of income		722	697
Deferred income tax		(1,895)	451
		3,679	(874)

Translation adjustments (1)
Recognized in equity		81	(672)

Share of other comprehensive income (loss) in equity-accounted investments	21
Recognized in equity		115	(9)
Other comprehensive income (loss)		3,876	(1,555)

Total comprehensive income		9,871	3,250
Comprehensive income attributable to shareholders of Petrobras		9,828	3,239
Comprehensive income attributable to non-controlling interests		43	11
(1) It includes foreign exchange differences from associates and joint ventures.
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

5

Unaudited Condensed Consolidated Statements of Cash Flows

PETROBRAS

Three-month periods ended March 31, 2025 and 2024 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Mar/2025	Jan-Mar/2024
Cash flows from operating activities
Net income for the period		5,995	4,805
Adjustments for:
Pension and medical benefits	13	417	433
Results of equity-accounted investments	21	(82)	93
Depreciation, depletion and amortization	28	3,247	3,362
Impairment of assets (reversals), net	19	50	(9)
Inventory write down (write-back) to net realizable value	10	7	(44)
Allowance (reversals) for credit loss on trade and other receivables, net		(20)	30
Exploratory expenditure write-offs	20	209	50
Gain on disposal/write-offs of assets	6	(57)	(162)
Foreign exchange, indexation and finance charges		(1,955)	1,935
Income taxes	12	3,111	2,147
Revision and unwinding of discount on the provision for decommissioning costs		320	280
Results from co-participation agreements in bid areas	6	(70)	(48)
Early termination and cash outflows revision of lease agreements	6	(157)	(69)
Losses with legal, administrative and arbitration proceedings, net	6	201	281
Decrease (Increase) in assets
Trade and other receivables		172	604
Inventories		(359)	(627)
Judicial deposits		(180)	(288)
Other assets		379	34
Increase (Decrease) in liabilities
Trade payables		(539)	407
Other taxes payable		204	(520)
Pension and medical benefits		(215)	(203)
Provisions for legal proceedings		(384)	(78)
Other employee benefits		118	(59)
Provision for decommissioning costs		(184)	(263)
Other liabilities		(60)	(82)
Income taxes paid		(1,670)	(2,623)
Net cash provided by operating activities		8,498	9,386
Cash flows from investing activities
Acquisition of PP&E and intangible assets		(3,962)	(2,838)
Acquisition of equity interests		−	(1)
Proceeds from disposal of assets - Divestment		463	569
Financial compensation from co-participation agreements		355	397
Divestment (Investment) in marketable securities		1,370	(1,475)
Dividends received		7	24
Net cash used in investing activities		(1,767)	(3,324)
Cash flows from financing activities
Changes in non-controlling interest		39	93
Proceeds from finance debt	23	500	2
Repayment of principal - finance debt	23	(472)	(1,007)
Repayment of interest - finance debt	23	(497)	(594)
Repayment of lease liability	24	(2,094)	(1,918)
Dividends paid to Shareholders of Petrobras	25	(2,882)	(3,455)
Share repurchase program	25	−	(232)
Dividends paid to non-controlling interests		(26)	(57)
Net cash used in financing activities		(5,432)	(7,168)
Effect of exchange rate changes on cash and cash equivalents		125	(74)
Net change in cash and cash equivalents		1,424	(1,180)
Cash and cash equivalents at the beginning of the period		3,271	12,727

Cash and cash equivalents at the end of the period		4,695	11,547
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

6

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

PETROBRAS

Three-month periods ended March 31, 2025 and 2024 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Capital reserve, Capital Transactions and Treasury shares	Cumulative translation adjustments	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Profit Reserves	Retained earnings (losses)	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
Balance at December 31, 2023	107,380	(279)	410	(73,004)	(12,020)	(15,879)	(666)	72,641	−	78,583	392	78,975
		107,101	410				(101,569)	72,641	−	78,583	392	78,975
Treasury shares	−	−	(232)	−	−	−	−	−	−	(232)	−	(232)
Capital transactions	−	−	−	−	−	−	−	−	−	−	94	94
Net income	−	−	−	−	−	−	−	−	4,782	4,782	23	4,805
Other comprehensive income (loss)	−	−	−	(660)	(874)	−	(9)	−	−	(1,543)	(12)	(1,555)
Appropriations:
Dividends	−	−	−	−	−	−	−	−	−	−	(38)	(38)
Balance at March 31, 2024	107,380	(279)	178	(73,664)	(12,894)	(15,879)	(675)	72,641	4,782	81,590	459	82,049
		107,101	178				(103,112)	72,641	4,782	81,590	459	82,049

Balance at December 31, 2024	107,380	(279)	29	(75,208)	(20,360)	(12,975)	(927)	61,446	−	59,106	244	59,350
		107,101	29				(109,470)	61,446	−	59,106	244	59,350
Cancellation of treasury shares	−	−	1,116	−	−	−	−	(1,116)	−	−	−	−
Capital transactions	−	−	−	−	−	−	−	−	−	−	39	39
Net income	−	−	−	−	−	−	−	−	5,974	5,974	21	5,995
Other comprehensive income (loss)	−	−	−	59	3,679	1	115	−	−	3,854	22	3,876
Appropriations:
Dividends	−	−	−	−	−	−	−	−	−	−	(19)	(19)
Balance at March 31, 2025	107,380	(279)	1,145	(75,149)	(16,681)	(12,974)	(812)	60,330	5,974	68,934	307	69,241
		107,101	1,145				(105,616)	60,330	5,974	68,934	307	69,241

The notes form an integral part of these unaudited condensed consolidated interim financial statements.

7

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

1.	Basis of preparation
1.1.	Statement of compliance and authorization of unaudited condensed consolidated interim financial statements

These unaudited condensed consolidated interim financial statements of Petróleo Brasileiro S.A. (“Petrobras” or “Company”) have been prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). They present the significant changes in the period, avoiding repetition of certain notes to the annual consolidated financial statements previously reported. Hence, they should be read together with the Company’s audited annual consolidated financial statements for the year ended December 31, 2024, which include the full set of notes.

These unaudited condensed consolidated interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on May 12, 2025.

1.2.	New standards and interpretations

On January 1, 2025, the rule Lack of exchangeability – Amendments to IAS 21, issued by the IASB, came into force and was adopted by the Company, as disclosed in note 6 of the financial statements of December 31, 2024, which had no material effect on these unaudited condensed consolidated interim financial statements.

2.	Material accounting policies

The accounting policies and methods of computation followed in these unaudited condensed consolidated interim financial statements are the same as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2024.

3.	Cash and cash equivalents and marketable securities
3.1.	Cash and cash equivalents

They include cash, available bank deposits and short-term financial investments with high liquidity, which meet the definition of cash equivalents.

	03.31.2025	12.31.2024
Cash at bank and in hand	146	136
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and repurchase agreements	430	1,453
Bank Deposit Certificates and other investment funds	766	186
	1,196	1,639
- Abroad
Time deposits	2,268	728
Sweep accounts and interest-bearing accounts	1,065	726
Other financial investments	20	42
	3,353	1,496
Total short-term financial investments	4,549	3,135
Total cash and cash equivalents	4,695	3,271

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds, repurchase agreements, as well as floating rate Bank Deposit Certificates with daily liquidity, all of them with maturities of up to three months from the date of their acquisition. Short-term financial investments abroad mainly comprise time deposits that mature in three months or less from the date of their acquisition, as well as investments with daily liquidity.

8

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

3.2.	Marketable securities
	03.31.2025	12.31.2024
Fair value through profit or loss	591	531
Amortized cost - Bank Deposit Certificates and time deposits	3,171	4,269
Amortized cost - Others	49	45
Total	3,811	4,845
Current	2,974	4,263
Non-current	837	582

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (amounts determined by level 1 of the fair value hierarchy). These financial investments have maturities of more than three months.

Securities classified as amortized cost refer to investments in Brazil in floating rate Bank Deposit Certificates with daily liquidity, with initial maturities between one and two years, and to investments abroad in time deposits with maturities of more than three months from the contracting date.

4.	Sales revenues
	Jan-Mar/2025	Jan-Mar/2024
Diesel	6,570	7,076
Gasoline	2,964	3,205
Liquefied petroleum gas	733	758
Jet fuel	1,123	1,184
Naphtha	410	427
Fuel oil (including bunker fuel)	165	344
Other oil products	931	1,019
Subtotal oil products	12,896	14,013
Natural gas	885	1,322
Crude oil	1,405	1,229
Renewables and nitrogen products	53	31
Breakage	48	140
Electricity	139	128
Services, agency and others	166	247
Domestic market	15,592	17,110

Exports	5,369	6,398
Crude oil	3,810	4,911
Fuel oil (including bunker fuel)	1,184	1,322
Other oil products and other products	375	165
Sales abroad (1)	112	260
Foreign market	5,481	6,658
Sales revenues	21,073	23,768
(1) Sales revenues from operations outside of Brazil, including trading and excluding exports.

	Jan-Mar/2025	Jan-Mar/2024
Domestic market	15,592	17,110
China	1,066	1,481
Americas (except United States)	673	1,051
Europe	1,047	1,213
Asia (except China and Singapore)	1,196	483
United States	683	1,475
Singapore	672	950
Others	144	5
Foreign market	5,481	6,658
Sales revenues	21,073	23,768

9

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In the three-month period ended March 31, 2025, sales to two clients of the refining, transportation and marketing (RT&M) segment represented individually 15% and 10% of the Company’s sales revenues, respectively; in the same period of 2024, sales to one client of the RT&M segment represented individually 15% of the Company’s sales revenues.

5.	Costs and expenses by nature
5.1.	Cost of sales
	Jan-Mar/2025	Jan-Mar/2024
Raw material, products for resale, materials and third-party services (1)	(5,099)	(5,929)
Acquisitions	(3,579)	(4,308)
Crude oil imports	(2,116)	(2,206)
Oil products imports	(1,189)	(1,663)
Natural gas imports	(274)	(439)
Third-party services and others	(1,520)	(1,621)
Depreciation, depletion and amortization	(2,513)	(2,649)
Production taxes	(2,803)	(3,030)
Employee compensation	(399)	(441)
Inventory turnover	129	538
Total	(10,685)	(11,511)
(1) It Includes short-term leases.

5.2.	Selling expenses
	Jan-Mar/2025	Jan-Mar/2024
Materials, third-party services, freight, rent and other related costs	(895)	(1,120)
Depreciation, depletion and amortization	(169)	(173)
Reversal (allowance) for expected credit losses	4	(10)
Employee compensation	(30)	(30)
Total	(1,090)	(1,333)

5.3.	General and administrative expenses
	Jan-Mar/2025	Jan-Mar/2024
Employee compensation	(266)	(292)
Materials, third-party services, rent and other related costs	(139)	(120)
Depreciation, depletion and amortization	(39)	(35)
Total	(444)	(447)

10

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

6.	Other income and expenses, net
	Jan-Mar/2025	Jan-Mar/2024
Stoppages for asset maintenance and pre-operating expenses	(635)	(652)
Pension and medical benefits - retirees	(315)	(309)
Variable compensation programs (1)	(290)	(255)
Losses with legal, administrative and arbitration proceedings	(201)	(281)
Operating expenses with thermoelectric power plants	(55)	(66)
Amounts recovered from Lava Jato investigation	-	5
Gains (losses) with commodities derivatives	2	5
Ship/take or pay agreements	29	47
Results on disposal/write-offs of assets	57	162
Results from co-participation agreements in bid areas	70	48
Results of non-core activities	98	39
Reimbursements from E&P partnership operations	146	156
Early termination and changes to cash flow estimates of leases	157	69
Others	47	(12)
Total	(890)	(1,044)
(1) It comprises Profit Sharing (PLR) and Performance award program (PRD), as described in note 13.

7.	Net finance income (expense)
	Jan-Mar/2025	Jan-Mar/2024
Finance income	297	552
Income from investments and marketable securities (Government Bonds)	223	432
Other finance income	74	120
Finance expenses	(983)	(1,072)
Interest on finance debt	(466)	(554)
Unwinding of discount on lease liability	(622)	(547)
Capitalized borrowing costs	449	376
Unwinding of discount on the provision for decommissioning costs	(319)	(272)
Other finance expenses	(25)	(75)
Foreign exchange gains (losses) and indexation charges	2,434	(1,419)
Foreign exchange gains (losses) (1)	3,036	(881)
Real x U.S. dollar	3,077	(912)
Other currencies	(41)	31
Reclassification of hedge accounting to the Statement of Income (1)	(722)	(697)
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(64)	(70)
Recoverable taxes inflation indexation income	58	49
Other foreign exchange gains and indexation charges, net	126	180
Total	1,748	(1,939)
(1) For more information, see notes 26.4.1.a and 26.4.1.c.

11

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

8.	Information by operating segment
8.1.	Net income by operating segment
Jan-Mar/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	15,067	19,989	1,860	77	(15,920)	21,073
Intersegments	15,012	290	617	1	(15,920)	−
Third parties	55	19,699	1,243	76	-	21,073
Cost of sales	(6,797)	(18,778)	(1,125)	(68)	16,083	(10,685)
Gross profit (loss)	8,270	1,211	735	9	163	10,388
Income (expenses)	(738)	(736)	(779)	(859)	−	(3,112)
Selling expenses	-	(437)	(655)	2	-	(1,090)
General and administrative expenses	(4)	(87)	(26)	(327)	-	(444)
Exploration costs	(313)	-	-	-	-	(313)
Research and development expenses	(162)	(1)	(2)	(37)	-	(202)
Other taxes	(4)	(13)	(2)	(104)	-	(123)
Impairment (losses) reversals, net	(54)	4	-	-	-	(50)
Other income and expenses, net	(201)	(202)	(94)	(393)	-	(890)
Income (loss) before net finance expense, results of equity-accounted investments and income taxes	7,532	475	(44)	(850)	163	7,276
Net finance income	-	-	-	1,748	-	1,748
Results of equity-accounted investments	14	55	12	1	-	82
Net income / (loss) before income taxes	7,546	530	(32)	899	163	9,106
Income taxes	(2,560)	(163)	14	(347)	(55)	(3,111)
Net income (loss) for the period	4,986	367	(18)	552	108	5,995
Attributable to:
Shareholders of Petrobras	4,987	367	(28)	540	108	5,974
Non-controlling interests	(1)	-	10	12	-	21

12

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Jan-Mar/2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	16,077	22,190	2,422	78	(16,999)	23,768
Intersegments	15,974	303	720	2	(16,999)	−
Third parties	103	21,887	1,702	76	-	23,768
Cost of sales	(6,614)	(19,983)	(1,177)	(74)	16,337	(11,511)
Gross profit (loss)	9,463	2,207	1,245	4	(662)	12,257
Income (expenses)	(630)	(836)	(889)	(918)	−	(3,273)
Selling expenses	(1)	(551)	(768)	(13)	-	(1,333)
General and administrative expenses	(20)	(84)	(28)	(315)	-	(447)
Exploration costs	(135)	-	-	-	-	(135)
Research and development expenses	(139)	(2)	-	(42)	-	(183)
Other taxes	(20)	(7)	(5)	(108)	-	(140)
Impairment (losses) reversals, net	(4)	-	-	13	-	9
Other income and expenses, net	(311)	(192)	(88)	(453)	-	(1,044)
Income (loss) before net finance expense, results of equity-accounted investments and income taxes	8,833	1,371	356	(914)	(662)	8,984
Net finance expense	-	-	-	(1,939)	-	(1,939)
Results of equity-accounted investments	17	(130)	21	(1)	-	(93)
Net income / (loss) before income taxes	8,850	1,241	377	(2,854)	(662)	6,952
Income taxes	(3,005)	(466)	(120)	1,218	226	(2,147)
Net income (loss) for the period	5,845	775	257	(1,636)	(436)	4,805
Attributable to:
Shareholders of Petrobras	5,846	775	242	(1,645)	(436)	4,782
Non-controlling interests	(1)	-	15	9	-	23

13

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Other income and expenses, net by segment
Jan-Mar/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(513)	(98)	(20)	(4)	(635)
Pension and medical benefits - retirees	-	-	-	(315)	(315)
Variable compensation programs	(134)	(64)	(15)	(77)	(290)
Losses with legal, administrative and arbitration proceedings	(112)	(29)	(2)	(58)	(201)
Results on disposal/write-offs of assets	32	(1)	2	24	57
Results from co-participation agreements in bid areas	70	-	-	-	70
Others	456	(10)	(59)	37	424
Total	(201)	(202)	(94)	(393)	(890)

Other income and expenses, net by segment
Jan-Mar/2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(607)	(26)	(15)	(4)	(652)
Pension and medical benefits - retirees	-	-	-	(309)	(309)
Variable compensation programs	(104)	(68)	(13)	(70)	(255)
Losses with legal, administrative and arbitration proceedings	(84)	(96)	(4)	(97)	(281)
Results on disposal/write-offs of assets	137	25	19	(19)	162
Results from co-participation agreements in bid areas	48	-	-	-	48
Others	299	(27)	(75)	46	243
Total	(311)	(192)	(88)	(453)	(1,044)

The amount of depreciation, depletion and amortization by segment is set forth as follows:

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total

Jan-Mar/2025	2,481	597	133	36	3,247
Jan-Mar/2024	2,530	648	153	31	3,362

14

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

8.2.	Assets by operating segment
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 03.31.2025

Current assets	2,746	9,671	304	13,251	(4,229)	21,743
Non-current assets	138,034	20,417	5,045	14,635	−	178,131
Long-term receivables	7,854	2,454	90	12,295	−	22,693
Investments	305	163	198	62	−	728
Property, plant and equipment	128,162	17,668	4,683	1,915	−	152,428
Operating assets	102,207	15,732	4,187	1,386	−	123,512
Under construction	25,955	1,936	496	529	−	28,916
Intangible assets	1,713	132	74	363	−	2,282
Total Assets	140,780	30,088	5,349	27,886	(4,229)	199,874

Consolidated assets by operating segment - 12.31.2024

Current assets	2,697	9,017	379	13,923	(4,180)	21,836
Non-current assets	122,854	18,708	4,881	13,366	−	159,809
Long-term receivables	7,056	2,217	91	11,246	−	20,610
Investments	299	114	182	64	−	659
Property, plant and equipment	113,761	16,257	4,541	1,726	−	136,285
Operating assets	91,895	14,828	3,936	1,242	−	111,901
Under construction	21,866	1,429	605	484	−	24,384
Intangible assets	1,738	120	67	330	−	2,255
Total Assets	125,551	27,725	5,260	27,289	(4,180)	181,645

9.	Trade and other receivables
9.1.	Trade and other receivables
	03.31.2025	12.31.2024
Receivables from contracts with customers
Third parties	3,672	3,779
Related parties
Investees (note 27.1)	125	117
Subtotal	3,797	3,896
Other trade receivables
Third parties
Receivables from divestments and Transfer of Rights Agreement	985	1,677
Lease receivables	293	298
Other receivables	707	592
Subtotal	1,985	2,567
Total trade and other receivables, before ECL	5,782	6,463
Expected credit losses (ECL) - Third parties	(1,700)	(1,639)
Expected credit losses (ECL) - Related parties	(2)	(2)
Total trade and other receivables	4,080	4,822
Current	3,069	3,566
Non-current	1,011	1,256

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to US$ 430 as of March 31, 2025 (US$ 416 as of December 31, 2024).

The balance of receivables from divestment and Transfer of Rights Agreement is mainly related to the earnout of the Sépia and Atapu fields, totaling US$ 228 (US$ 508 as of December 31, 2024), from the sale of the Roncador field, totaling US$ 322 (US$ 353 as of December 31, 2024), the Potiguar cluster, totaling US$ 148 (US$ 217 as of December 31, 2024); and the Cricaré cluster, totaling US$ 90 (US$ 90 as of December 31, 2024).

15

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

9.2.	Aging of trade and other receivables – third parties
	03.31.2025		12.31.2024
	Trade and other receivables	Expected credit losses	Trade and other receivables	Expected credit losses
Current	3,783	(82)	4,513	(168)
Overdue:
1-90 days	123	(89)	213	(75)
91-180 days	134	(77)	63	(23)
181-365 days	30	(29)	30	(18)
More than 365 days	1,587	(1,423)	1,527	(1,355)
Total	5,657	(1,700)	6,346	(1,639)

9.3.	Provision for expected credit losses – third parties and related parties
Changes	Jan-Mar/2025	Jan-Mar/2024
Opening balance	1,641	1,615
Additions	28	58
Reversals	(47)	(24)
Write-offs	(1)	(2)
Translation adjustment	81	(29)
Closing balance	1,702	1,618
Current	340	309
Non-current	1,362	1,309

10.	Inventories
	03.31.2025	12.31.2024
Crude oil	3,054	2,645
Oil products	2,114	2,161
Intermediate products	523	424
Natural gas and Liquefied Natural Gas (LNG)	88	101
Biofuels	20	22
Fertilizers	1	1
Total products	5,800	5,354
Materials, supplies and others	1,650	1,356
Total	7,450	6,710

In the three-month period ended March 31, 2025, the Company recognized a US$ 7 loss within cost of sales, adjusting inventories to net realizable value (a US$ 44 reversal of cost of sales in the three-month period ended March 31, 2024), primarily due to changes in international prices of crude oil and oil products.

At March 31, 2025, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to Pension Plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Fundação Petrobras de Seguridade Social – Petros Foundation in 2008, in the estimated amount of US$ 848 (US$ 761 at December 31, 2024).

11.	Trade payables
	03.31.2025	12.31.2024
Third parties in Brazil	3,691	3,657
Third parties abroad	1,726	2,409
Related parties	28	16
Total	5,445	6,082

16

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Forfaiting

The Company has a program to encourage the development of the oil and gas production chain called “Mais Valor” (More Value), operated by a partner company on a 100% digital platform.

By using this platform, the suppliers who want to anticipate their receivables may launch a reverse auction, in which the winner is the financial institution which offers the lowest discount rate. The financial institution becomes the creditor of invoices advanced by the supplier, and Petrobras pays the invoices on the same date and under the conditions originally agreed with the supplier.

Invoices are advanced in the “Mais Valor” program exclusively at the discretion of the suppliers and do not change the terms, prices and commercial conditions contracted by Petrobras with such suppliers, as well as it does not add financial charges to the Company, therefore, the classification is maintained as Trade payables in Statements of Cash Flows (Cash flows from operating activities).

As of March 31, 2025, the balance advanced by suppliers, within the scope of the program, is US$ 145 (US$ 134 as of December 31, 2024) and has a payment term from 4 to 92 days and a weighted average term of 58 days (payment term from 7 to 92 days and a weighted average term of 58 days in 2024), after the contracted commercial conditions have been met.

12.	Taxes
12.1.	Income taxes
	Current assets		Current liabilities		Non-current liabilities
	03.31.2025	12.31.2024	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Taxes in Brazil
Income taxes (1)	443	405	783	698	361	330
Income taxes - Tax settlement programs	−	−	54	49	206	200
	443	405	837	747	567	530
Taxes abroad (1)	7	6	616	653	−	−
Total	450	411	1,453	1,400	567	530
(1) It includes uncertain tax treatments (see note 12.1.1).

17

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Reconciliation between statutory income tax rate and effective income tax rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	Jan-Mar/2025	Jan-Mar/2024
Net income before income taxes	9,106	6,952
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(3,096)	(2,363)
Adjustments to arrive at the effective tax rate:
Different jurisdictional tax rates for companies abroad	235	287
Brazilian income taxes on income of companies incorporated outside Brazil (1)	(70)	(50)
Tax incentives	29	31
Effects of the global minimum tax	(53)	-
Internal transfer prices adjustments for operations between related parties abroad	(79)	-
Tax loss carryforwards (unrecognized tax losses)	1	56
Post-employment benefits	(114)	(121)
Results of equity-accounted investments in Brazil and abroad	28	(35)
Non-incidence of income taxes on indexation (Selic interest rate) of undue paid taxes	13	21
Others	(5)	27
Income taxes	(3,111)	(2,147)
Deferred income taxes	(1,215)	335
Current income taxes	(1,896)	(2,482)
Effective tax rate of income taxes	34.2%	30.9%
(1) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.

Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

	Jan-Mar/2025	Jan-Mar/2024
Opening balance	(548)	(9,945)
Recognized in the statement of income for the period	(1,215)	335
Recognized in shareholders’ equity	(1,895)	451
Translation adjustment	(178)	307
Others	19	(21)
Closing balance	(3,817)	(8,873)

The composition of deferred tax assets and liabilities is set out in the following table:

Nature	Realization basis	03.31.2025	12.31.2024
PP&E - Exploration and decommissioning costs	Depreciation, amortization and write-offs of assets	(6,593)	(6,286)
PP&E - Impairment	Amortization, impairment reversals and write-offs of assets	3,767	3,462
PP&E - Right-of-use assets	Depreciation, amortization and write-offs of assets	(11,436)	(8,518)
PP&E - depreciation methods and capitalized borrowing costs	Depreciation, amortization and write-offs of assets	(17,425)	(16,043)
Loans, trade and other receivables / payables and financing	Payments, receipts and considerations	612	2,636
Leasings	Appropriation of the considerations	12,990	10,829
Provision for decommissioning costs	Payments and use of provisions	9,838	9,118
Provision for legal proceedings	Payments and use of provisions	894	818
Tax loss carryforwards	Taxable income compensation	1,030	976
Inventories	Sales, write-downs and losses	451	424
Employee Benefits	Payments and use of provisions	1,300	1,191
Others		755	845
Total		(3,817)	(548)
Deferred tax assets		983	922
Deferred tax liabilities		(4,800)	(1,470)

18

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

12.1.1.	Uncertain tax treatments on income taxes

As of March 31, 2025, the Company has US$ 800 (US$ 767 as of December 31, 2024) of uncertain tax treatments, provisioned in the statement of financial position, mainly related to the deduction of amounts paid in the basis of calculation of income taxes in Brazil, as well as to the incidence of Corporate Income Tax (CIT) on transactions abroad, related to judicial and administrative proceedings. In addition, the Company has US$ 5,708 of uncertain tax treatments (US$ 5,229 as of December 31, 2024), unprovisioned, in Brazil and abroad, on income taxes related to judicial and administrative proceedings.

As of March 31, 2025, the Company has other positions that can be considered as uncertain tax treatments on income taxes amounting to US$ 4,829  (US$ 4,274 as of December 31, 2024), given the possibility of different interpretation by the tax authority. These uncertain tax treatments are supported by technical assessments and tax risk assessment methodology. Therefore, Petrobras believes that such positions are likely to be accepted by the tax authorities (including judicial courts).

Thus, as of March 31, 2025, the total amount of uncertain tax treatments amounts to US$ 11,337 (US$ 10,270 as of December 31, 2024), for which Petrobras will continue to defend its position.

12.2.	Other taxes
	Current assets		Non-current assets		Current liabilities		Non-current liabilities (1)
	03.31.2025	12.31.2024	03.31.2025	12.31.2024	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Taxes in Brazil
Current / Non-current ICMS (VAT)	523	461	718	599	1,178	916	−	−
Current / Non-current PIS and COFINS (2)	601	1,043	2,339	2,044	411	373	152	134
Claim to recover PIS and COFINS	−	−	624	590	−	−	−	−
Production taxes	−	−	−	−	1,653	1,509	84	87
Withholding income taxes	−	−	−	−	113	294	−	−
Others	46	45	373	344	202	169	86	80
Total in Brazil	1,170	1,549	4,054	3,577	3,557	3,261	322	301
Taxes abroad	5	6	30	24	18	23	−	−
Total	1,175	1,555	4,084	3,601	3,575	3,284	322	301
(1) Other non-current taxes are classified within other non-current liabilities in the statement of financial position.
(2) The reduction in the balance of current assets is due to the use of credits arising from the tax settlement program which the Company enrolled in June 2024.

13.	Employee benefits

Employee benefits are all forms of consideration given by the Company in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and management. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	03.31.2025	12.31.2024
Liabilities
Short-term employee benefits	1,750	1,517
Termination benefits	74	72
Post-employment benefits	12,496	11,398
Total	14,320	12,987
Current	2,619	2,315
Non-current	11,701	10,672

19

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

13.1.	Short-term employee benefits
	03.31.2025	12.31.2024
Profit sharing	380	384
Performance award program	485	349
Accrued vacation and 13th salary	635	519
Salaries and related charges and other provisions	250	265
Total	1,750	1,517
Current	1,715	1,486
Non-current (1)	35	31
(1) Remaining balance relating to the four-year deferral of the variable compensation program of executive officers and the upper management.

The Company recognized the following amounts in the statement of income:

Expenses recognized in the statement of income	Jan-Mar/2025	Jan-Mar/2024
Salaries, accrued vacations and related charges	(860)	(924)
Management fees and charges	(3)	(3)
Variable compensation programs (1)	(290)	(255)
Performance award programs (2)	(134)	(79)
Profit sharing (2)	(156)	(176)
Total	(1,153)	(1,182)
(1) It includes adjustments to provisions related to previous years.
(2) Amount recognized as other income and expenses - see note 6.

13.1.1.	Variable compensation programs

The Company recognizes the contribution of employees to the results achieved through two programs: a) Profit sharing and results sharing; and b) Performance award program.

Profit Sharing (Participações nos lucros ou resultados - PLR)

In the three-month period ended March 31, 2025, the Company:

•	advanced the amount of US$ 183 relating to the profit sharing (PLR) for 2024, with the final settlement estimated for May 30, 2025, considering the regulation and individual limits according to the remuneration of each employee; and
•	provisioned US$ 156 relating to the PLR for 2025 (US$ 176 for the same period of 2024), recorded in other income and expenses.

Performance award program (Programa de prêmio por desempenho - PRD)

In the three-month period ended March 31, 2025, the Company:

•	advanced the amount of US$ 25 relating to the performance award program (PRD) for 2024, in addition to US$ 86 advanced in December 2024, since the Company’s and individual performance metrics were achieved in that year;
•	provisioned US$ 133 relating to the PRD for 2025 (US$ 79 for the same period of 2024), recorded in other income and expenses, including variable compensation programs of consolidated companies.

Additionally, on April 30, 2025, the Company made a settlement in the amount of US$ 306 relating to the program for 2024.

20

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

13.2.	Employee benefits (post-employment)

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents, and five major post-employment pension plans (collectively referred to as “pension plans”).

The following table presents the balance of post-employment benefits:

	03.31.2025	12.31.2024
Liabilities
Health Care Plan - Saúde Petrobras	8,264	7,499
Petros Pension Plan - Renegotiated (PPSP-R)	2,470	2,289
Petros Pension Plan - Non-renegotiated (PPSP-NR)	844	779
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pre 70)	438	395
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pre 70)	420	379
Petros 2 Pension Plan (PP-2)	60	57
Total	12,496	11,398
Current	883	808
Non-current	11,613	10,590

Health Care Plan

The health care plan Saúde Petrobras – AMS is managed and run by Petrobras Health Association (Associação Petrobras de Saúde – APS), a nonprofit civil association, and includes prevention and health care programs. The plan offers assistance to all employees, retirees, pensioners and eligible family members, according to the rules of the plan, and is open to new employees.

Benefits are paid by the Company based on the costs incurred by the participants. The financial participation of the Company and the beneficiaries on the expenses are provided for in the Collective Bargaining Agreement (ACT), currently being 70% by the Company and 30% by the participants.

Pension plans

The Company’s post-retirement plans are managed by Petros Foundation, a nonprofit legal entity governed by private law with administrative and financial autonomy.

Pension plans in Brazil are regulated by the National Council for Supplementary Pension (Conselho Nacional de Previdência Complementar – CNPC), which establishes all guidelines and procedures to be adopted by the plans for their management and relationship with stakeholders.

Petros Foundation periodically carries out revisions of the plans and, when applicable, establishes measures aiming at maintaining the financial sustainability of the plans.

On March 25, 2025, the Deliberative Council of Petros Foundation approved the financial statements of the pension plans for the year ended December 31, 2024, sponsored by the Company.

The net obligation with pension plans recorded by the Company is measured in accordance with the IFRS Accounting Standards requirements, which has a different measurement methodology to that applicable to pension funds in Brazil, which are regulated by the CNPC.

The following table below presents the reconciliation of the deficit of Petros Plan registered by Petros Foundation as of December 31, 2024 with the net actuarial liability registered by the Company at the same date:

	PPSP-R (1)	PPSP-NR (1)
Deficit registered by Petros	259	93
Ordinary and extraordinary future contributions - sponsor	3,744	1,097
Contributions related to the TFC - sponsor	658	442
Financial assumptions (interest rate and inflation), changes in fair value of plan assets and actuarial valuation method	(1,977)	(474)
Net actuarial liability recorded by the Company	2,684	1,158
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

The main difference between these methodologies is that, in the CNPC criterion, Petros Foundation considers the future cash flows of normal and extraordinary sponsor’s contributions, discounted to present value, while the Company considers these cash flows as they are realized. In addition, Petros Foundation sets the real interest rate based on profitability expectations and on parameters set by the Superintendência Nacional de Previdência Complementar - PREVIC (National Supplementary Pension Authority), while the Company uses a rate that combines the maturity profile of the obligations with the yield curve of government bonds. Regarding the plan assets, Petros Foundation marks government bonds at market value or on the curve, while the Company marks all of them at market value.

21

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

13.2.1.	Actuarial liabilities recognized in the statement of financial position, related to defined benefit plans

Net actuarial liabilities represent the obligations of the Company, net of the fair value of plan assets (when applicable), at present value.

Changes in the actuarial liabilities related to pension and health care plans with defined benefit characteristics is presented as follows:

					2025
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Balance at December 31, 2024	2,684	1,158	58	7,498	11,398
Recognized in the Statement of Income	88	38	1	290	417
Current service cost	1	−	−	40	41
Net interest	87	38	1	250	376
Recognized in Equity - other comprehensive income	−	−	−	1	1
(Gains)/losses arising from the remeasurement	−	−	−	1	1
Cash effects	(74)	(23)	(3)	(115)	(215)
Contributions paid	(74)	(23)	(3)	(115)	(215)
Other changes	210	91	4	590	895
Translation Adjustment	210	91	4	590	895
Balance at March 31, 2025	2,908	1,264	60	8,264	12,496
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

					2024
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Balance at December 31, 2023	4,740	1,799	181	9,662	16,382
Recognized in the Statement of Income	107	41	4	281	433
Current service cost	2	1	−	59	62
Net interest	105	40	4	222	371
Cash effects	(83)	(22)	(4)	(94)	(203)
Contributions paid	(83)	(22)	(4)	(94)	(203)
Other changes	(146)	(56)	(6)	(302)	(510)
Translation Adjustment	(146)	(56)	(6)	(302)	(510)
Balance at March 31, 2024	4,618	1,762	175	9,547	16,102
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

The net expense with pension and health care plans is presented below:

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses)	(6)	(1)	−	(95)	(102)
Related to retirees (other income and expenses)	(82)	(37)	(1)	(195)	(315)
Net costs for Jan-Mar/2025	(88)	(38)	(1)	(290)	(417)
Related to active employees (cost of sales and expenses)	(8)	(2)	(1)	(113)	(124)
Related to retirees (other income and expenses)	(99)	(39)	(3)	(168)	(309)
Net costs for Jan-Mar/2024	(107)	(41)	(4)	(281)	(433)
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

22

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

13.2.2.	Contributions

In the three-month period ended March 31, 2025, the Company contributed with US$ 215 (US$ 203 in the same period of 2024), to the defined benefit plans (reducing the balance of obligations of these plans, as presented in note 13.2.1), and with US$ 57 and US$ 0.5, respectively, to the defined contribution portions of PP-2 and PP-3 plans
(US$ 61 for PP-2 and US$ 0.6 for PP-3 in the same period of 2024), which were recognized in the statement of income.

14.	Provisions for legal proceedings, judicial deposits and contingent liabilities
14.1.	Provisions for legal proceedings

The Company recognizes provisions for legal, administrative and arbitral proceedings, based on the best estimate of the costs, for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Tax claims including: (i) tax notices for alleged non-compliance with ancillary obligations; (ii) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable, including disallowance of PIS and COFINS tax credits; and (iii) claims for alleged non-payment of social security contributions on allowances and bonuses.
•	Labor claims, in particular: (i) several individual and collective labor claims; (ii) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (iii) actions of outsourced employees.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) lawsuits that discuss matters related to pension plans managed by Petros; and (iii) legal and administrative proceedings involving fines applied by the ANP - Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis), mainly relating to production measurement systems.
•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar-São Paulo State Park.

Provisions for legal proceedings are set out as follows:

Non-current liabilities	03.31.2025	12.31.2024
Labor claims	709	636
Tax claims	407	400
Civil claims	1,499	1,605
Environmental claims	218	192
Total	2,833	2,833

	Jan-Mar/2025	Jan-Mar/2024
Opening Balance	2,833	3,305
Additions, net of reversals	84	152
Use of provision	(412)	(117)
Revaluation of existing proceedings and interest charges	115	131
Others	(5)	2
Translation adjustment	218	(104)
Closing Balance	2,833	3,369

In preparing its unaudited condensed consolidated interim financial statements for the three-month period ended March 31, 2025, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

14.2.	Judicial deposits

The Company makes deposits in judicial phases, mainly to suspend the chargeability of the tax debt and to maintain its tax compliance. Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

23

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Non-current assets	03.31.2025	12.31.2024
Tax	9,063	8,187
Labor	819	777
Civil	3,093	2,694
Environmental and others	100	90
Total	13,075	11,748

	Jan-Mar/2025	Jan-Mar/2024
Opening Balance	11,748	14,746
Additions	181	288
Use	(33)	(37)
Accruals and charges	250	277
Others	−	9
Translation adjustment	929	(462)
Closing Balance	13,075	14,821

The Company maintains a Negotiated Legal Proceeding (NJP) agreement with the Brazilian National Treasury Attorney General's Office (PGFN), aiming to postpone judicial deposits related to federal tax lawsuits with values exceeding US$ 35 (R$ 200 million), which allows judicial discussion without the immediate disbursement.

To achieve this, the Company makes production capacity available as a guarantee from the Tupi, Sapinhoá, and Roncador fields. As the judicial deposits are made, the mentioned capacity is released for other processes that may be included in the NJP.

The Company’s management understands that the mentioned NJP provides greater cash predictability and ensures the maintenance of federal tax regularity. As of March 31, 2025, the balance of production capacity held in guarantee in the NJP is US$ 2,359 (US$ 2,158 as of December 31, 2024).

14.3.	Contingent liabilities

The estimates of contingent liabilities are indexed to inflation and updated by applicable interest rates. As of March 31, 2025, estimated contingent liabilities for which the possibility of loss is classified as possible are set out in the following table:

Nature	03.31.2025	12.31.2024
Tax	22,708	21,307
Labor	6,634	6,465
Civil	12,744	10,910
Environmental and others	1,389	1,298
Total	43,475	39,980

The main contingent liabilities are:

•	Tax matters comprising: (i) income from foreign subsidiaries and associates not included in the computation of taxable income (IRPJ and CSLL); (ii) disapproval of PIS and COFINS tax compensation due to credit disallowance; (iii) withholding income tax (IRRF) on remittances for payments of vessel charters; (iv) collection of IRPJ and CSLL on transfer price; (v) collection of PIS and COFINS, resulting from the payment of taxes negotiated with the Brazilian Federal Government, excluding the payment of fines; (vi) incidence of social security contributions on the payment of bonuses; and (vii) collection of ICMS involving several states.
•	Labor matters, comprising: (i) mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (ii) several labor claims.
•	Civil matters comprising mainly: (i) lawsuits related to contracts; (ii) administrative and legal proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several oil fields, including unitization of deposits and reservoirs; (iii) claims that discuss topics related to pension plans managed by Petros; (iv) fines from regulatory agencies, mainly ANP; and (v) judicial and arbitration proceedings that discuss disposal of assets carried out by Petrobras.
•	Environmental matters comprising indemnities for damages and fines related to the Company operations.

24

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

14.3.1.	Minimum Compensation Based on Employee's Position and Work Schedule (Remuneração Mínima por Nível e Regime - RMNR)

The RMNR consists of a minimum remuneration guaranteed to employees, based on salary level, work schedule and geographic location. This remuneration policy was created and implemented by Petrobras in 2007 through collective negotiation with union representatives, and approved at employee meetings, with the formula for calculating the supplement to this minimum remuneration adopted by the Company later being questioned in court by employees and Unions. The Superior Labor Court (TST) established criteria different from those agreed and reached an understanding partially contrary to the Company, deciding to exclude some portions of the calculation. The Federal Supreme Court (STF), which accepted the Company's appeal, recognized in March 2024 that the calculation formula used by the Company is valid and in accordance with what was negotiated between the parties.

The Company has been adjusting the expectation of loss, according to the decisions in which the understanding of the STF applies. As there are several legal actions at different procedural stages, the Company monitors the application of the precedent to the respective processes, which are being terminated, according to their progress in Court.

As of March 31, 2025, the balance of provisions for legal proceedings regarding RMNR amounts to US$ 97, while the contingent liabilities amount to US$ 5,008.

14.4.	Class action and related proceedings
14.4.1.	Class action in the Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and asserts that, based on the facts revealed by the Lava-Jato Operation, the defendants acted illegally before the investors. On May 26, 2021, the District Court of Rotterdam decided that the class action should proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and have their interests represented by the “Foundation”. However, the interests of investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the scope of the action.

On July 26, 2023, the Court issued an intermediary decision on the merits which provided the following understanding: (i) the requests made against PIB BV, PO&G and certain former members of the Company’s management were rejected; (ii) the Court declared that Petrobras and the PGF acted illegally in relation to their investors, although the Court expressed it does not consider itself sufficiently informed about relevant aspects of Brazilian, Argentine and Luxembourger laws to definitively decide on the merits of the action; and iii) the alleged rights under Spanish legislation are prescribed.

Regarding the aspects of Brazilian, Argentine and Luxembourger laws considered relevant to the sentence, the Court ordered the production of technical evidence by Brazilian and Argentine experts and by Luxembourger authorities.

On October 30, 2024, after the parties' comments on the technical evidence, the District Court of Rotterdam issued a ruling, in which it broadly accepted Petrobras' arguments regarding the requests presented in favor of the Company's shareholders and considered that: i) in accordance with Brazilian legislation, all damages alleged by the Foundation qualify as indirect and are not subject to compensation; and ii) according to Argentine law, shareholders cannot, in principle, request compensation from the Company for damages alleged by the Foundation, and the Foundation has not demonstrated that it represents a sufficient number of investors who could, in theory, present such a request.

Therefore, the District Court of Rotterdam rejected the Foundation's allegations in accordance with Brazilian and Argentine law, which resulted in the rejection of all requests made in favor of shareholders. With respect to certain bondholders, the Court considered that Petrobras and PGF acted illegally under Luxembourg law, while PGF acted illegally under Dutch law.

Furthermore, the District Court of Rotterdam confirmed the following issues of the decision released to the market on July 26, 2023: (i) rejection of the allegations against PIBBV, POG BV and the former CEOs of Petrobras, Maria das Graças Silva Foster and José Sérgio Gabrielli de Azevedo; and (ii) prescription of requests formulated in accordance with Spanish legislation.

The Foundation and PGF have appealed against the ruling and previous interim decisions and will have the opportunity to substantiate their own appeals and respond to each other's appeals, before judgment by the Court of Appeal in The Hague. Petrobras will still be able to present its own appeal, within the deadline for responding to the Foundation's appeal.

25

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In relation to bondholders, the Foundation cannot claim compensation under the class action, which will depend not only on a final result favorable to the interests of the investors in the class action, but also on the filing of subsequent actions by or on behalf of the investors by the Foundation itself, an opportunity in which Petrobras and PGF will be able to offer all the defenses already presented in the class action and others that it deems appropriate, including in relation to the occurrence and quantification of any damages that must be proven by the potential beneficiaries of the decision or by the Foundation. Any compensation for the alleged damages will only be determined by court decisions in subsequent actions.

This class action involves complex issues and the outcome is subject to substantial uncertainties, which depend on factors such as: the scope of the arbitration clause of the Petrobras Bylaws, the jurisdiction of the Dutch court, the scope of the agreement that ended the Class Action in the United States, the Foundation's legitimacy to represent the interests of investors, the several laws applicable to the case, the information obtained from the production phase of evidence, the expert analyses, the timetable to be defined by the Hague Court of Appeal and the judicial decisions on key issues of the process, possible appeals, including before the Dutch Supreme Court, as well as the fact that the Foundation seeks only a declaratory decision in this class action.

The Company, based on the assessments of its advisors, considers that there are not enough indicative elements to qualify the universe of potential beneficiaries of a possible final decision unfavorable to Petrobras' interests, nor to quantify the supposedly compensable damages.

Thus, it is currently not possible to predict whether the Company will be liable for the effective payment of damages in any future individual claims, as this analysis will depend on the outcome of these complex procedures. In addition, it is not possible to know which investors will be able to bring subsequent individual actions related to this matter against Petrobras.

Furthermore, the claims formulated are broad, cover a multi-year period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in all of these issues affect the duration of final resolution of this action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. However, Petrobras continues to reject the Foundation's allegations, in relation to which it was considered a victim by all Brazilian authorities, including the Brazilian Supreme Federal Court.

Petrobras and its subsidiaries reject the allegations made by the Foundation and will continue to defend themselves vigorously.

14.4.2.	Arbitration and other legal proceedings in Argentina

In relation to the arbitration in Argentina, the Argentine Supreme Court denied the appeal, but the Consumidores Damnificados Asociación Civil para su Defensa (formerly Consumidores Financieros Asociación Civil, "Association") filed a new appeal to the Argentine Supreme Court, which was also denied, thus the arbitration was sent to the Arbitration Court. This arbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the so-called Lava Jato Operation. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

In parallel to such arbitration, the Association also initiated a collective action before the Civil and Commercial Court of Buenos Aires, in Argentina, with Petrobras appearing spontaneously on April 10, 2023, within the scope of which it alleges Petrobras' responsibility for an alleged loss of the market value of Petrobras' securities in Argentina, as a result of allegations made within the scope of Lava Jato Operation and their impact on the Company's financial statements prior to 2015. Petrobras presented its defense on August 30, 2023. Petrobras denies the allegations presented by the Association and will defend itself against the accusations made by the author of the class action. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

Regarding criminal proceeding in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, the Court of Appeals revoked, on October 21, 2021, the lower court decision that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court judge take steps to certify whether the Company could be considered criminally immune in Argentina for further reassessment of the issue. After carrying out the steps determined by the Court of Appeals, on May 30, 2023, the lower court denied the recognition of immunity from jurisdiction to Petrobras. Petrobras filed an appeal against this decision, which was recognized by the Court of Appeals on April 18, 2024. Against this decision, the Association filed a new appeal, and on December 20, 2024, the Court of Cassation reformed the decision of the Court of Appeals to deny Petrobras' immunity from jurisdiction, which, in turn, appealed to the Supreme Court to reinstate the Court of Appeals decision. On December 27, 2024, before the decision of the Court of Cassation became final, the court of first instance ordered to sue Petrobras and a precautionary injunction, which was appealed to the Court of Appeals that revoked the processing decision and the precautionary embargo on April 3, 2025. In another procedural aspect, on September 15, 2022, the Court of Cassation recognized the Association the right to represent financial consumers. The Company's appeal against this decision was rejected on February 21, 2025. Petrobras presented other procedural defenses, which may be re-discussed in later stages of the process. This criminal action is being processed before the Economic Criminal Court No. 2 of the city of Buenos Aires.

As for the other criminal action for alleged non-compliance with the obligation to publish a “press release” in the Argentine market about the existence of a class action filed by Consumidores Damnificados Asociación Civil before the Commercial Court, on March 25, 2025, the 1st instance of the Argentine Court closed the action because it considered that there was no relevant fact that should be reported under local legislation. As there was no appeal, the decision became final.

26

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

14.4.3.	Lawsuit in United States regarding Sete Brasil Participações S.A (“Sete”)

The EIG Energy Fund XIV, L.P. and affiliates (“EIG”) filed a lawsuit against Petrobras, before the District Court of Columbia, United States, to recover alleged losses related to its investment in Sete Brasil Participações S.A. On August 8, 2022, the judge upheld EIG's claim as to Petrobras' responsibility for the alleged losses (which was recorded in 2022 as provisions for legal proceedings) but denied the motion for summary judgment with respect to damages, whereby the award of compensation became subject to the proof of damages by EIG at a hearing and to the consideration of the defenses by the Company. In the same decision, whose effects were recognized in the Company's financial statements in 2022, the judge denied the request to dismiss the case based on Petrobras' immunity from jurisdiction, when an appeal was filed with the Federal Court of Appeals for the District of Columbia, which was denied in June 2024. Petrobras then submitted a request to review the issue, which was rejected on July 24, 2024. As a result, the process, which had been suspended by the lower court judge on October 26, 2022 due to the filing of the appeal by Petrobras, resumed its course.

On August 26, 2022, on another procedural front initiated by the EIG, the District Court of Amsterdam granted a precautionary measure to block certain Petrobras assets in the Netherlands. This granting was based on the decision of the District Court of Columbia, on August 8, 2022, and was intended to ensure the satisfaction of EIG's claims contained in the aforementioned US lawsuit.

On March 7, 2025, Petrobras and EIG entered into an agreement to end litigation between the parties. Under the terms of this agreement, Petrobras paid EIG the amount of US$ 283, while EIG requested the termination of the lawsuit pending in the District Court of Columbia and the cancellation of the precautionary measure blocking the Company's assets in the Netherlands, as well as waived any rights related to the dispute. Therefore, there is no further legal dispute between the parties regarding this matter.

This agreement does not constitute admission of guilt or wrongdoing by Petrobras and meets the best interests of the Company and its shareholders, considering the US legislation applicable to the trial of the case, as well as the procedural stage and characteristics of litigations in the Federal Courts of the United States.

14.4.4.	Arbitrations proposed by non-controlling shareholders in Brazil

There were no relevant changes in the three-month period ended March 31, 2025.

For more information, see explanatory note 19.5 to the financial statements for the year ended December 31, 2024.

15.	Provision for decommissioning costs

The following table details the amount of the provision for decommissioning costs by producing area:

	03.31.2025	12.31.2024
Onshore	533	493
Shallow waters	7,856	7,266
Deep and ultra-deep post-salt	12,954	12,071
Pre-salt	6,918	6,373
Total	28,261	26,203
Current	2,352	1,696
Non-current	25,909	24,507

Changes in the provision for decommissioning costs are presented as follows:

Non-current liabilities	Jan-Mar/2025	Jan-Mar/2024
Opening balance	26,202	23,202
Adjustment to provision	7	71
Use of provisions	(305)	(393)
Interest accrued	310	267
Others	(7)	4
Translation adjustment	2,054	(719)
Closing balance	28,261	22,432

27

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

16.	Other assets and liabilities
Assets	03.31.2025	12.31.2024
Escrow account and/ or collateral	793	750
Advances to suppliers	2,367	2,207
Prepaid expenses	426	351
Derivatives transactions	88	29
Assets related to E&P partnerships	203	378
Others	206	336
	4,083	4,051
Current	1,380	1,550
Non-Current	2,703	2,501

Liabilities	03.31.2025	12.31.2024
Obligations arising from divestments	915	914
Contractual retentions	688	611
Advances from customers	288	270
Provisions for environmental expenses, research and development and fines	777	681
Other taxes	323	301
Unclaimed dividends	309	276
Derivatives transactions	143	129
Obligations arising from acquisition of equity interests	143	130
Various creditors	63	99
Others	449	414
	4,098	3,825
Current	2,435	2,205
Non-Current	1,663	1,620

17.	Property, plant and equipment
17.1.	By class of assets
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total
Balance at December 31, 2024	2,485	45,807	24,384	35,921	27,688	136,285
Cost	3,895	96,963	30,321	67,357	42,366	240,902
Accumulated depreciation and impairment (4)	(1,410)	(51,156)	(5,937)	(31,436)	(14,678)	(104,617)
Additions	−	30	3,743	35	5,032	8,840
Decommissioning costs - Additions to / review of estimates	−	−	−	6	−	6
Capitalized borrowing costs	−	−	447	−	−	447
Write-offs	(1)	(18)	(1)	(2)	(5)	(27)
Transfers (5)	99	1,199	(1,544)	428	−	182
Transfers to assets held for sale	−	(1)	−	−	−	(1)
Depreciation, amortization and depletion	(24)	(1,214)	−	(1,012)	(1,673)	(3,923)
Impairment recognition (note 19)	−	(33)	(53)	(10)	(1)	(97)
Impairment reversal (note 19)	−	4	−	−	−	4
Translation adjustment	196	3,589	1,940	2,787	2,200	10,712
Balance at March 31, 2025	2,755	49,363	28,916	38,153	33,241	152,428
Cost	4,276	105,669	35,274	73,163	50,515	268,897
Accumulated depreciation and impairment (4)	(1,521)	(56,306)	(6,358)	(35,010)	(17,274)	(116,469)

28

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Balance at December 31, 2023	2,687	58,409	21,516	40,432	30,380	153,424
Cost	4,634	118,173	31,467	74,809	44,829	273,912
Accumulated depreciation and impairment (4)	(1,947)	(59,764)	(9,951)	(34,377)	(14,449)	(120,488)
Additions	−	87	2,930	4	2,005	5,026
Decommissioning costs - Additions to / review of estimates	−	−	−	63	−	63
Capitalized borrowing costs	−	−	374	−	−	374
Write-offs	(3)	(12)	(67)	(3)	(19)	(104)
Transfers (5)	17	626	(954)	426	−	115
Transfers to assets held for sale	−	2	(5)	−	−	(3)
Depreciation, amortization and depletion	(20)	(1,301)	−	(1,057)	(1,558)	(3,936)
Impairment reversal (note 19)	−	−	−	−	13	13
Translation adjustment	(83)	(1,805)	(686)	(1,243)	(944)	(4,761)
Balance at March 31, 2024	2,598	56,006	23,108	38,622	29,877	150,211
Cost	4,511	114,773	32,753	73,020	45,127	270,184
Accumulated depreciation and impairment (4)	(1,913)	(58,767)	(9,645)	(34,398)	(15,250)	(119,973)
(1) It is composed of production platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.
(2) See note 8 for assets under construction by operating segment.
(3) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated with the exploration and production of oil and gas, except for assets under "Equipment and other assets".
(4) In the case of land and assets under construction, it refers only to impairment losses.
(5) It mainly includes transfers between classes of assets and transfers from advances to suppliers.

Additions to assets under construction are mainly due to investments in the development of production in the Búzios field and other fields in the Campos basin, Santos basin, and Espírito Santo basin. As for additions to right-of-use assets primarily relate to the FPSO Almirante Tamandaré in the Búzios field and rigs for E&P operations.

17.2.	Estimated useful life

The useful life of assets depreciated are shown below:

Asset	Weighted average useful life in years
Buildings and improvement	38 (between 25 and 50)
Equipment and other assets	22 (between 1 to 31) - except assets by the units of production method
Exploration and development costs	Units of production method or 20 years
Right-of-use	14 (between 2 and 50)

17.3.	Right-of-use assets

The right-of-use assets comprise the following underlying assets:

	Platforms	Vessels	Properties	Total
Cost	28,159	19,799	2,557	50,515
Accumulated depreciation and impairment	(5,588)	(10,822)	(864)	(17,274)
Balance at March 31, 2025	22,571	8,977	1,693	33,241
Cost	22,484	17,542	2,340	42,366
Accumulated depreciation and impairment	(4,712)	(9,216)	(750)	(14,678)
Balance at December 31, 2024	17,772	8,326	1,590	27,688

17.4.	Unitization agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies in E&P consortia. These agreements result in reimbursements payable to (or receivable from) partners regarding expenses and production volumes mainly related to Agulhinha, Albacora Leste, Berbigão, Budião Noroeste, Budião Sudeste, Caratinga and Sururu.

29

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Provision for equalizations (1)

The table below presents changes in the reimbursements payable relating to the execution of the AIP submitted to the approval of the ANP:

	Jan-Mar/2025	Jan-Mar/2024
Opening balance	577	462
Additions to PP&E, net of write-offs	(38)	18
Other income and expenses	4	10
Translation adjustments	45	(15)
Closing balance (1)	588	475
(1) Notably Berbigão, Sururu and Agulhinha.

17.5.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the three-month period ended March 31, 2025, the capitalization rate was 7.05% p.a. (7.22% p.a. for the three-month period ended March 31, 2024).

18.	Intangible assets
18.1.	By class of assets
	Rights and Concessions (1)	Software	Goodwill	Total
Balance at December 31, 2024	1,697	538	20	2,255
Cost	1,750	1,663	20	3,433
Accumulated amortization and impairment	(53)	(1,125)	−	(1,178)
Addition	2	46	−	48
Capitalized borrowing costs	−	2	−	2
Write-offs	−	(1)	−	(1)
Transfers	−	(4)	−	(4)
Amortization	(1)	(28)	−	(29)
Impairment recognition (note 19)	(165)	−	−	(165)
Translation adjustment	132	42	2	176
Balance at March 31, 2025	1,665	595	22	2,282
Cost	1,887	1,835	22	3,744
Accumulated amortization and impairment	(222)	(1,240)	−	(1,462)
Estimated useful life in years	Indefinite (2)	5	Indefinite

Balance at December 31, 2023	2,425	592	25	3,042
Cost	2,489	1,891	25	4,405
Accumulated amortization and impairment	(64)	(1,299)	−	(1,363)
Addition	−	49	−	49
Capitalized borrowing costs	−	2	−	2
Transfers	−	2	−	2
Amortization	(1)	(33)	−	(34)
Translation adjustment	(75)	(20)	−	(95)
Balance at March 31, 2024	2,349	592	25	2,966
Cost	2,412	1,886	25	4,323
Accumulated amortization and impairment	(63)	(1,294)	−	(1,357)
Estimated useful life in years	Indefinite (2)	5	Indefinite
(1) It comprises mainly signature bonuses (amounts paid in concession and production sharing contracts for oil or natural gas exploration), in addition to public service concessions, trademarks and patents and others.
(2) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

30

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

19.	Impairment
Statement of income	Jan-Mar/2025	Jan-Mar/2024
Impairment (losses) reversals	(50)	9
Exploratory assets	(208)	−
Impairment of equity-accounted investments	−	17
Net effect within the statement of income	(258)	26
Losses	(264)	(5)
Reversals	6	31

Statement of financial position	Jan-Mar/2025	Jan-Mar/2024
Property, plant and equipment	(93)	13
Intangible assets	(165)	−
Assets classified as held for sale	(1)	8
Investments	1	5
Net effect within the statement of financial position	(258)	26

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable, or that there may be a reversal of impairment losses recognized in previous years. In the three-month period ended March 31, 2025, net impairment losses were recognized in the amount of US$ 258, mainly due to the economic unfeasibility of blocks C-M-753 e C-M-789, located in the Santos basin, resulted in the recognition of a US$ 208 loss.

20.	Exploration and evaluation of oil and gas reserves

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (1)	Jan-Mar/2025	Jan-Mar/2024
Property plant and equipment
Opening Balance	1,475	1,512
Additions	243	89
Write-offs	(2)	(23)
Translation adjustment	107	(45)
Losses on exploration expenditures written off	(44)	−
Closing Balance	1,779	1,533
Intangible assets
Opening Balance	1,609	2,313
Losses on exploration expenditures written off	(164)	−
Translation adjustment	126	(72)
Closing Balance	1,571	2,241
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	3,350	3,774
(1) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

31

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Mar/2025	Jan-Mar/2024
Exploration costs recognized in the statement of income
Geological and geophysical expenses	(91)	(82)
Exploration expenditures written off (includes dry wells and signature bonuses)	(209)	(50)
Contractual penalties on local content requirements	(5)	(2)
Other exploration expenses	(8)	(1)
Total expenses	(313)	(135)
Cash used in:
Operating activities	99	83
Investment activities	241	127
Total cash used	340	210

20.1.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 1,348 (US$ 1,250 as of December 31, 2024), which is still in force as of March 31, 2025, net of commitments undertaken. As of March 31, 2025, the collateral comprises future crude oil production capacity from Marlim and Buzios producing fields, already in production, pledged as collateral, in the amount of US$ 1,335 (US$ 1,239 as of December 31, 2024) and bank guarantees of US$ 13 (US$ 11 as of December 31, 2024).

21.	Investments
21.1.	Investments in associates and joint ventures
0	Joint Ventures	Associates (1)	Total
Balance at December 31, 2024	481	178	659
Investments	2	2	4
Restructuring, capital decrease and others	−	(4)	(4)
Results of equity-accounted investments	30	52	82
Translation adjustment	2	(122)	(120)
Other comprehensive income	−	115	115
Dividends	(7)	(1)	(8)
Balance at March 31, 2025	508	220	728

	Joint Ventures	Associates (1)	Total
Balance at December 31, 2023	481	877	1,358
Investments	1	−	1
Transfer to assets held for sale	−	(11)	(11)
Restructuring, capital decrease and others	−	(3)	(3)
Results of equity-accounted investments	22	(115)	(93)
Translation adjustment	(1)	17	16
Other comprehensive income	−	(9)	(9)
Dividends	(23)	(1)	(24)
Balance at March 31, 2024	480	755	1,235
(1) It includes other investments.

22.	Disposal of assets and other transactions

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

32

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		03.31.2025	12.31.2024
	E&P	Total	Total
Assets classified as held for sale
Property, plant and equipment	550	550	510
Total	550	550	510
Liabilities on assets classified as held for sale
Provision for decommissioning costs	776	776	713
Total	776	776	713

22.1.	Contingent assets from disposed investments and other transactions

Some disposed assets and other agreements provide for receipts subject to contractual clauses, especially related to the Brent variation in transactions related to E&P assets.

The transactions that may generate revenue recognition, accounted for within other income and expenses, are presented below:

33

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Transaction	Closing date	Contingent assets at the closing date	Assets recognized in 2025	Assets recognized in previous periods	Balance of contingent assets as of March 31, 2025

Surplus volume of the Transfer of Rights Agreement
Sepia and Atapu (1)	April 2022	5,263	73	1,272	3,918
Sales in previous years
Riacho da Forquilha cluster	December 2019	62	−	58	4
Pampo and Enchova cluster	July 2020	650	36	303	311
Baúna field	November 2020	285	8	253	24
Cricare cluster	December 2021	118	−	106	12
Peroá cluster	August 2022	43	−	10	33
Papa-Terra field	December 2022	90	17	32	41
Albacora Leste field	January 2023	250	−	225	25
Norte Capixaba cluster	April 2023	66	−	33	33
Golfinho and Camarupim clusters	August 2023	60	−	20	40
Total		6,887	134	2,312	4,441
(1) The amount recorded in other income and expenses, net is adjusted to present value (see note 6).

23.	Finance debt
23.1.	Balance by type of finance debt
In Brazil	03.31.2025	12.31.2024
Banking market	3,511	2,828
Capital market	2,338	2,225
Development banks (1)	538	508
Others	2	2
Total	6,389	5,563
Abroad
Banking market	3,736	3,691
Capital market	12,219	12,265
Export credit agency	1,356	1,508
Others	133	135
Total	17,444	17,599
Total finance debt	23,833	23,162
Current	2,763	2,566
Non-current	21,070	20,596
(1) It includes BNDES.

Current finance debt is composed of:

	03.31.2025	12.31.2024
Short-term debt	14	10
Current portion of long-term debt	2,361	2,132
Accrued interest on short and long-term debt	388	424
Total	2,763	2,566

The capital market balance is mainly composed of US$ 11,661 in global notes issued abroad by the wholly owned subsidiary PGF, as well as US$ 1,419 in debentures and US$ 833 in commercial notes issued by Petrobras in reais in Brazil.

The balance in global notes has maturities between 2026 to 2115 and does not require collateral. Such financing was carried out in dollars and pounds, 92% and 8%, of the total global notes, respectively.

The debentures and the commercial notes, with maturities between 2026 and 2037, do not require collateral and are not convertible into shares or equity interests.

On March 31, 2025, there were no default, breach of covenants or adverse changes in clauses that would result in changes to the payment terms of loan and financing agreements. There was no change in the guarantees required in relation to December 31, 2024. Petrobras fully, unconditionally and irrevocably guarantees its global notes issued in the capital markets by its wholly-owned subsidiary PGF and the loan agreements of its wholly-owned subsidiary PGT.

34

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

23.2.	Changes in finance debt
	In Brazil	Abroad	Total
Balance at December 31, 2024	5,563	17,599	23,162
Proceeds from finance debt	497	3	500
Repayment of principal (1)	(194)	(140)	(334)
Repayment of interest (1)	(113)	(362)	(475)
Accrued interest (2)	162	296	458
Foreign exchange/ inflation indexation charges	18	(79)	(61)
Translation adjustment	456	127	583
Balance at March 31, 2025	6,389	17,444	23,833

	In Brazil	Abroad	Total
Balance at December 31, 2023	6,090	22,711	28,801
Proceeds from finance debt	2	-	2
Repayment of principal (1)	(143)	(724)	(867)
Repayment of interest (1)	(132)	(425)	(557)
Accrued interest (2)	125	400	525
Foreign exchange/ inflation indexation charges	57	46	103
Translation adjustment	(190)	(79)	(269)
Balance at March 31, 2024	5,809	21,929	27,738
(1) It includes pre-payments.
(2) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

23.3.	Reconciliation with cash flows from financing activities
			Jan-Mar/2025			Jan-Mar/2024
	Proceeds from finance debt	Repayment of principal	Repayment of interest	Proceeds from finance debt	Repayment of principal	Repayment of interest
Changes in finance debt	500	(334)	(475)	2	(867)	(557)
Deposits linked to finance debt (1)		(138)	(22)		(140)	(37)
Net cash used in financing activities	500	(472)	(497)	2	(1,007)	(594)
(1) Deposits linked to finance debt with China Development Bank, with semiannual settlements in June and December.

In the three-month period ended March 31, 2025 the Company:

•	repaid several finance debts, in the amount of US$ 969; and
•	raised US$ 500, notably a long term proceeds in the domestic banking market, in the amount of US$ 495.

35

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

23.4.	Summarized information on current and non-current finance debt
Maturity in	2025	2026	2027	2028	2029	2030 onwards	Total (1)	Fair Value

Financing in U.S. Dollars (US$):	2,012	1,461	2,145	1,548	726	8,365	16,257	15,987
Floating rate debt (2)	1,858	1,120	1,468	523	144	284	5,397
Fixed rate debt	154	341	677	1,025	582	8,081	10,860
Average interest rate p.a.	6.2%	6.4%	5.8%	5.4%	6.1%	6.6%	6.4%
Financing in Brazilian Reais (R$):	142	502	124	119	894	4,310	6,091	5,577
Floating rate debt (3)	129	123	32	32	32	3,793	4,141
Fixed rate debt	13	379	92	87	862	517	1,950
Average interest rate p.a.	9.0%	10.5%	10.6%	10.7%	10.6%	8.8%	9.8%
Financing in Euro (€):	13	2	−	133	24	387	559	557
Fixed rate debt	13	2	−	133	24	387	559
Average interest rate p.a.	4.6%	4.6%	0.0%	4.6%	4.7%	4.7%	4.6%
Financing in Pound Sterling (£):	10	7	−	−	378	531	926	906
Fixed rate debt	10	7	−	−	378	531	926
Average interest rate p.a.	6.1%	6.1%	0.0%	0.0%	6.1%	6.6%	6.3%
Total as of March 31, 2025	2,177	1,972	2,269	1,800	2,022	13,593	23,833	23,027
Average interest rate	6.9%	7.4%	7.1%	7.1%	7.6%	6.7%	6.9%
Total as of December 31, 2024	2,566	1,864	2,264	1,791	1,780	12,897	23,162	22,213
Average interest rate	7.0%	7.4%	7.1%	6.9%	7.3%	6.6%	6.8%
(1) The average maturity of outstanding debt as of March 31, 2025 is 12.19 years (12.52 years as of December 31, 2024).
(2) Operations with variable index + fixed spread.
(3) Operations with variable index + fixed spread, as applicable.

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

•	Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 11,329 of March 31, 2025 (US$ 11,174 of December 31, 2024); and
•	Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to US$ 11,698 as of March 31, 2025 (US$ 11,039 as of December 31, 2024).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 26.4.1.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Maturity	2025	2026	2027	2028	2029	2030 and thereafter	03.31.2025	12.31.2024
Principal	1,841	1,947	2,321	1,918	2,079	14,070	24,176	23,473
Interest	1,186	1,626	1,434	1,251	1,204	14,314	21,015	20,388
Total (1)	3,027	3,573	3,755	3,169	3,283	28,384	45,191	43,861
(1) A maturity schedule of the lease arrangements (nominal amounts) is set out in note 24.

36

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

23.5.	Lines of credit
						03.31.2025
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
PGT BV (1)	Syndicate of banks	12/16/2021	11/16/2026	5,000	−	5,000
PGT BV	Syndicate of banks	3/27/2019	2/27/2026	2,050	−	2,050
Total				7,050	−	7,050

In Brazil
Petrobras (2)	Banco do Brasil	3/23/2018	9/26/2030	348	−	348
Petrobras (3)	Banco do Brasil	10/4/2018	9/4/2029	697	−	697
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	57	−	57
Total				1,102	−	1,102
(1) On April 08, 2024, the Revolving Credit Facility was reduced to US$ 4,110 compared to the US$ 5,000 contracted in 2021. Thus, US$ 5,000 will be available for withdrawal until November 16, 2026 and US$ 4,110 from November 16, 2026, to November 16, 2028.
(2) On December 27, 2024, the credit line agreement with Banco do Brasil for US$ 323 (R$ 2 billion) was amended, extending the term to October 26, 2030.
(3) On June 18, 2024, the credit line with Banco do Brasil was renewed, extending its term to September 4, 2029, and increasing its amount from US$ 348 (R$ 2 billion) to US$ 697 (R$ 4 billion).

24.	Lease liability

Changes in the balance of lease liabilities are presented below:

	Lessors in Brazil	Lessors abroad	Total
Balance at December 31, 2024	5,484	31,665	37,149
Remeasurement / new contracts	396	4,373	4,769
Payment of principal and interest	(580)	(1,514)	(2,094)
Interest expenses	117	511	628
Foreign exchange losses	(221)	(2,404)	(2,625)
Translation adjustment	419	2,412	2,831
Balance at March 31, 2025	5,615	35,043	40,658
Current			8,841
Non-current			31,817

	Lessors in Brazil	Lessors abroad	Total
Balance at December 31, 2023	6,792	27,007	33,799
Remeasurement / new contracts	442	1,331	1,773
Payment of principal and interest (1)	(703)	(1,204)	(1,907)
Interest expenses	140	414	554
Foreign exchange losses	93	846	939
Translation adjustment	(210)	(848)	(1,058)
Balance at March 31, 2024	6,554	27,546	34,100
Current			7,455
Non-current			26,645
(1) The Statement of Cash Flows comprises US$ 11 relating to changes on liabilities held for sale.

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

Nominal Future Payments	2025	2026	2027	2028	2029	2030 onwards	Total
Balance at March 31, 2025	7,099	7,493	5,743	4,070	3,286	33,909	61,600
Balance at December 31, 2024	8,837	6,140	4,817	3,476	2,904	28,943	55,117

In certain contracts, there are variable payments and terms of less than 1 year recognized as expenses:

37

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Mar/2025	Jan-Mar/2024
Variable payments	232	269
Up to 1 year maturity	2	31
Variable payments x fixed payments	11%	14%

At March 31, 2025, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is US$ 62,361 (US$ 65,034 at December 31, 2024).

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 26.4.1.

25.	Equity
25.1.	Share capital

As of March 31, 2025 and December 31, 2024, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101. The table below shows the composition of shares, in each period, all registered, book-entry and with no par value.

	03.31.2025	12.31.2024
Common shares	7,442,231,382	7,442,454,142
Preferred shares	5,446,501,379	5,602,042,788
Subscribed and fully paid shares	12,888,732,761	13,044,496,930

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

On January 29, 2025, the Board of Directors approved the cancellation of a total of 155,764,169 treasury shares, without reducing the share capital. The effects of this cancellation were reflected in capital reserve (US$ 2) and profit retention reserve, within profit reserves (US$ 1,116).

On April 16, 2025, the Annual General Shareholders Meeting approved a proposal to update the Company's Bylaws to reflect the current number of shares.

25.2.	Profit Reserves

The following table presents the final balance of profit reserves as disclosed in the Statements of changes in shareholders’ equity:

	Legal	R&D reserve	Capital remuneration	Tax incentives	Profit retention	Additional dividends proposed	Total
Balance at January 1, 2024	12,846	3,397	8,428	1,998	43,038	2,934	72,641
Balance at March 31, 2024	12,846	3,397	8,428	1,998	43,038	2,934	72,641

Balance at January 1, 2025	12,846	3,397	−	2,128	41,598	1,477	61,446
Cancellation of treasury shares	−	−	−	−	(1,116)	−	(1,116)
Balance at March 31, 2025	12,846	3,397	−	2,128	40,482	1,477	60,330

25.3.	Distributions to shareholders

Dividends relating to 2024

On April 16, 2025, the Annual General Shareholders Meeting approved dividends relating to 2024, amounting to US$ 13,076 (US$ 1.0146 per outstanding share). This amount includes US$ 11,599 anticipated during 2024 (updated by Selic interest rate from the date of each payment to December 31, 2024) and US$ 1,477 of complementary dividends which is accounted for as additional dividends proposed.

These complementary dividends were reclassified from shareholders' equity to liabilities on the date of approval on the Annual General Shareholders Meeting and will be paid in 2 installments on May 20 and June 20, 2025, including the update by the Selic interest rate from December 31, 2024 to the date of each payment.

38

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Dividends payable

Changes in the balance of dividends payable are set out as follows:

	Jan-Mar/2025	Jan-Mar/2024
Consolidated opening balance of dividends payable	2,657	3,539
Opening balance of dividends payable to non-controlling shareholders	19	38
Opening balance of dividends payable to shareholders of Petrobras	2,638	3,501
Payments made	(2,882)	(3,455)
Indexation to the Selic interest rate	63	68
Transfers to unclaimed dividends	(11)	(13)
Withholding income taxes over interest on capital and indexation to the Selic interest rate (1)	(9)	(7)
Translation adjustment	201	(94)
Closing balance of dividends payable to shareholders of Petrobras	−	−
Closing balance of dividends payable to non-controlling shareholders	14	20
Consolidated closing balance of dividends payable	14	20
(1) It includes US$ 2 over dividends paid and US$6 over dividends payable.

Unclaimed dividends

As of March 31, 2025, the balance of dividends not claimed by shareholders of Petrobras is US$ 309 recorded as other current liabilities, as described in note 16 (US$ 276 as of December 31, 2024). The payment of these dividends was not carried out due to the lack of registration data for which the shareholders are responsible with the custodian bank for the Company's shares.

	Jan-Mar/2025	Jan-Mar/2024
Changes in unclaimed dividends
Opening balance	276	337
Transfers from dividends payable	11	13
Translation adjustment	22	(11)
Closing Balance	309	339

25.4.	Earnings per share
		Jan-Mar/2025			Jan-Mar/2024
	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	3,450	2,524	5,974	2,755	2,027	4,782
Weighted average number of outstanding shares	7,442,231,382	5,446,501,379	12,888,732,761	7,442,231,382	5,477,508,412	12,919,739,794
Basic and diluted earnings per share - in U.S. dollars	0.46	0.46	0.46	0.37	0.37	0.37
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars (1)	0.92	0.92	0.92	0.74	0.74	0.74
(1) Petrobras' ADSs are equivalent to two shares.

Basic earnings per share are calculated by dividing the net income attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period. The change in the weighted average number of outstanding shares is due to the Share repurchase program (preferred shares) which was closed on August 4, 2024, whose shares were cancelled in January 2025, as described in note 25.1.

Diluted earnings per share are calculated by adjusting the net income attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

39

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

26.	Financial risk management

The Company is exposed to a variety of risks arising from its operations, such as price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates.

The Company presents a sensitivity analysis for the period of one year, except for operations with commodity derivatives, for which a three-month period is applied, due to the short-term nature of these transactions.

The effects of derivative financial instruments and hedge accounting are set out as follows.

26.1.	Statement of income

Gains/ (losses) recognized in the statement of income
	Jan-Mar/2025	Jan-Mar/2024
Foreign exchange rate risk
Cross-currency Swap CDI x Dollar - Note 26.4.1 (b)	28	(1)
Cash flow hedge on exports - Note 26.4.1 (a)	(722)	(697)
Interest rate risk
Swap IPCA X CDI - 26.4.1 (b)	11	(20)
Recognized in Net finance income (expense)	(683)	(718)
Price risk (commodity derivatives)
Recognized in other income and expenses	2	5
Total	(681)	(713)

The effects on the statement of income of derivative financial instruments reflect both outstanding transactions as well as transactions closed during the period.

26.2.	Statement of comprehensive income
Gains/ (losses) recognized in the period
	Jan-Mar/2025	Jan-Mar/2024
Hedge accounting
Cash flow hedge on exports - Note 26.4.1 (a)	5,574	(1,325)
Deferred income taxes	(1,895)	451
Total	3,679	(874)

26.3.	Statement of Financial Position
	03.31.2025	12.31.2024
Fair value Asset Position (Liability)
Open derivatives transactions	(43)	(101)
Closed derivatives transactions awaiting financial settlement	(12)	1
Recognized in Statements of Financial Position	(55)	(100)
Other assets (note 16)	88	29
Other liabilities (note 16)	(143)	(129)

The following table presents the details of the open derivative financial instruments held by the Company as of March 31, 2025, and represents its risk exposure:

40

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Statement of Financial Position
				Fair value	Fair value hierarchy	Maturity
	Notional value		Asset Position (Liability)
	03.31.2025	12.31.2024	03.31.2025	12.31.2024
Derivatives not designated for hedge accounting
Foreign exchange rate risk (1)
Cross-currency swap - CDI x US$	488	488	(97)	(105)	Level 2	2029
Short position/Foreign currency forwards (BRL/USD)	8	20	-	−	Level 2	2025
Interest rate risk
Swap - IPCA X CDI	R$ 3,008	R$ 3,008	49	17	Level 2	2029/2034
Price risk
Future contracts - Crude oil and oil products (2)	(201)	(1,450)	5	(13)	Level 1	2025
Total open derivative transactions			(43)	(101)
(1) Amounts in US$ and R$ are presented in millions.
(2) Notional value in thousands of bbl.

Commercial derivatives require guarantees, accounted for as other assets and/or other liabilities.

Guarantees given as collateral
	03.31.2025	12.31.2024
Commodity derivatives	40	69

Equity

Cumulative losses in other comprehensive income (shareholders’ equity)
	03.31.2025	12.31.2024
Hedge accounting
Cash flow hedge on exports - Note 26.4.1 (a)	(25,271)	(30,845)
Deferred income taxes	8,590	10,485
Total	(16,681)	(20,360)

26.4.	Market risks
26.4.1.	Foreign exchange rate risk management
a)	Cash flow hedge involving the Company’s future exports

The Company uses hedge accounting for the risk arising from foreign exchange rate variations of “highly probable future exports” (hedged item) by means of foreign exchange rate variations of proportions of certain obligations denominated in U.S. dollars (hedging instruments).

The carrying amounts, the fair value as of March 31, 2025, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.7422 exchange rate are set out below:

		Present value of hedging instrument notional value at 03.31.2025
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$ million
Foreign exchange rate gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange rate gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	April 2025 to March 2035	68,787	394,986

41

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Changes in the present value of hedging instrument notional value	US$ million	R$ million
Amounts designated as of December 31, 2024	65,900	408,073
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	8,842	51,444
Exports affecting the statement of income	(2,757)	(16,364)
Principal repayments / amortization	(3,198)	(18,748)
Foreign exchange rate variations	-	(29,419)
Amounts designated as of March 31, 2025	68,787	394,986
Nominal value of hedging instrument (finance debt and lease liability) at March 31, 2025	90,414	519,177

In the three-month period ended March 31, 2025, the Company recognized a US$ 82 gain within foreign exchange rate gains (losses) due to ineffectiveness (a US$ 8 loss in the same period of 2024).

The average ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 74.37%.

A roll-forward schedule of cumulative foreign exchange rate losses recognized in equity to be realized by future exports is set out below:

	Jan-Mar/2025	Jan-Mar/2024
Opening balance	(30,845)	(18,210)
Recognized in equity	4,852	(2,022)
Reclassified to the statement of income	722	697
Other comprehensive income (loss)	5,574	(1,325)
Closing balance	(25,271)	(19,535)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following future revisions of the Company’s business plans. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in the Business Plan 2025-2029, would not indicate a reclassification from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange rate losses recognized in other comprehensive income to the statement of income as of March 31, 2025, is set out below:

	2025	2026	2027	2028	2029	2030 onwards	Total
Expected realization	(3,777)	(5,260)	(5,488)	(4,016)	(3,348)	(3,382)	(25,271)

b)	Derivative financial instruments not designated for hedge accounting

In September 2019, Petrobras contracted a cross-currency swap aiming to protect against exposure arising from the 7th issuance of debentures, for IPCA x CDI operations, maturing in September 2029 and September 2034, and for CDI x U.S. Dollar operations, maturing in September 2024 and September 2029. In September 2024, the notional amount of the matured cross-currency swap was US$ 241.

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using rates agreed in each contract and the projections of the interest rate curves, IPCA coupon and foreign exchange coupon, discounting to present value using the risk-free rate. Curves are obtained from Bloomberg based on forward contracts traded in stock exchanges.

The mark-to-market is adjusted to the credit risk of the financial institutions, which is not relevant in terms of financial volume, since the Company makes contracts with highly rated banks.

Changes in interest rate forward curves (CDI interest rate) may affect the Company's results, due to the market value of these swap contracts. In preparing a sensitivity analysis for these curves, a parallel shock was estimated based on the average maturity of these swap contracts, in the scope of the Company’s Risk Management Policy, which resulted in a 594 basis point effect on the estimated interest rate. The effect of this sensitivity analysis, keeping all other variables constant, is shown in the following table:

Financial Instruments	Reasonably possible scenario
Swap CDI x USD	(12)

42

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

c)	Sensitivity analysis for foreign exchange rate risk on financial instruments

The sensitivity analysis only covers the exchange rate variation and maintains all other variables constant. The probable scenario is referenced on external sources like Focus bulletin and Thomson Reuters, making use of the exchange rate forecast for the end of the following year, as follows:

•	U.S. dollar x real - a 2.75% depreciation of the real;
•	euro x U.S. dollar - a 1.9 % depreciation of the euro;
•	pound sterling x U.S. dollar - a 1.4 % depreciation of the pound sterling.

The reasonably possible scenario has the same references and considers the risk of a 20% depreciation of the closing exchange rate of the quarter against the reference currency, except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Risk	Financial Instruments	Exposure at 03.31.2025	Exposure in R$ million	Probable Scenario	Reasonably possible scenario
Dollar/Real	Assets	4,958	28,469	136	992
	Liabilities	(114,681)	(658,523)	(3,152)	(22,936)
	Exchange rate - Cross currency swap	(488)	(2,804)	(13)	(98)
	Cash flow hedge on exports	68,787	394,986	1,890	13,757
	Total	(41,424)	(237,872)	(1,139)	(8,285)
Euro/Dollar	Assets	981	5,631	19	196
	Liabilities	(1,578)	(9,062)	(30)	(316)
	Total	(597)	(3,431)	(11)	(120)
Pound/Dollar	Assets	939	5,394	13	188
	Liabilities	(1,853)	(10,642)	(26)	(371)
	Total	(914)	(5,248)	(13)	(183)
Others (1)	Assets	18	105	5	(3)
	Liabilities	(52)	(296)	(2)	(10)
	Total	(34)	(191)	3	(13)
Total at March 31, 2025		(42,969)	(246,742)	(1,160)	(8,601)
(1) Pound sterling/ real, euro/ real and peso/ U.S. dollar.

26.4.2.	Risk management of products prices - crude oil and oil products and other commodities

The Company is exposed to commodity price cycles, and it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Business Plan are being met.

The Company, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, may seek to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and takes into account the closing price of the asset on March 31, 2025. Therefore, no effect is considered arising from outstanding operations in this scenario. The reasonably possible scenario reflects the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 20%. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

Financial Instruments	Risk	Probable scenario	Reasonably possible scenario
Derivatives not designated for hedge accounting
Crude oil and oil products - price changes	Future and forward contracts (Swap)	−	(88)
Foreign currency - depreciation BRL x USD	Forward contracts	−	(1)
		−	(89)

The positions with commodity derivatives are presented in note 26.3.

43

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

26.4.3.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations faced by certain subsidiaries of Petrobras.

In this sensitivity analysis, the probable scenario represents the amounts to be disbursed by Petrobras relating to the payment of interest on debts linked to floating rates as of March 31, 2025. The reasonably possible scenario represents the disbursement if there is a 40% change on these rates, keeping all other variables constant.

Risk	Sensitivity effect on the results	Reasonably possible scenario
SOFR 3M (1)	89	115
SOFR 6M (1)	74	88
SOFR O/N (1)	140	196
CDI	517	723
TR	4	6
TJLP	59	82
IPCA	70	98
	953	1,308
(1) It represents the Secured Overnight Financing Rate.

26.5.	Liquidity risk management

The possibility of a shortage of cash to settle the Company’s obligations on the agreed dates is managed by the Company. The Company mitigates its liquidity risk by defining reference parameters for treasury management and by periodically analyzing the risks associated to the projected cash flow, quantifying its main risks through Monte Carlo simulations. These risks include oil prices, exchange rates, gasoline and diesel international prices, among others. In this way, the Company is able to predict cash needs for its operational continuity and for the execution of its business plan.

Management believes that its current working capital is sufficient for the Company's present requirements. In the event that the Company presents negative net working capital, management believes it does not compromise the Company's liquidity since Petrobras maintains revolving credit facilities contracted as a liquidity reserve to be used in adverse scenarios (see note 23.5).

Additionally, the Company regularly assesses market conditions and may enter into transactions to repurchase its own securities or those of its subsidiaries, through a variety of means, including tender offers, make whole exercises and open market repurchases, since they are in line with the Company's liability management strategy, in order to improve its debt repayment profile and cost of debt.

The expected cash flows of finance debt and lease liabilities are presented in notes 23.4 and 24, respectively.

26.6.	Credit risk

Credit risk management in Petrobras aims to mitigate risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through the analysis, granting and management of credit, based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

As of March 31, 2025, the financial assets of cash and cash equivalents and of marketable securities are not past due nor considered to be credit impaired, presenting fair values that are equivalent to or do not differ significantly from their carrying amounts.

The effect of credit risk assessments on trade receivables is available in notes 9.2 and 9.3, which present expected credit losses.

27.	Related party transactions

The Company has a policy for related party transactions, which is annually revised and approved by the Board of Directors in accordance with the Company’s by-laws.

The related-party transactions policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

44

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

27.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

		03.31.2025		12.31.2024
	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
Petrochemical companies (associates)	70	6	65	1
Other associates and joint ventures	55	22	52	15
Subtotal	125	28	117	16
Brazilian government – Parent and its controlled entities
Government bonds	994	−	1,114	−
Banks controlled by the Brazilian Government	13,792	3,226	12,030	2,675
Brazilian Federal Government (1)	−	244	−	1,046
Pré-Sal Petróleo S.A. – PPSA	−	77	−	79
Others	219	173	235	85
Subtotal	15,005	3,720	13,379	3,885
Petros	49	211	44	234
Total	15,179	3,959	13,540	4,135
Current	1,546	504	1,557	1,382
Non-Current	13,633	3,455	11,983	2,753
(1) It includes amounts related to lease liability.

The income/expenses of significant transactions are set out in the following table:

	Jan-Mar/2025	Jan-Mar/2024
Joint ventures and associates
Petrochemical companies (associates)	812	827
Other associates and joint ventures	11	20
Subtotal	823	847
Brazilian government – Parent and its controlled entities
Government bonds	30	46
Banks controlled by the Brazilian Government	(45)	16
Petroleum and alcohol account - receivables from the Brazilian Government	−	4
Brazilian Federal Government	(25)	(28)
Pré-Sal Petróleo S.A. – PPSA	(254)	9
Others	(67)	(10)
Subtotal	(361)	37
Petros	(4)	(5)
Total - Income (Expenses)	458	879
Revenues, mainly sales revenues	817	841
Purchases and services	−	3
Income (expenses)	(320)	(5)
Foreign exchange and inflation indexation charges, net	(15)	(27)
Finance income (expenses), net	(24)	67
Total - Income (Expenses)	458	879

The liability related to pension plans of the Company's employees and managed by the Petros Foundation, including debt instruments, is presented in note 13.

27.2.	Compensation of key management personnel

The criteria for compensation of members of the Board of Directors and the Board Executive Officers is based on the guidelines established by the Secretariat of Management and Governance of the State-owned Companies (SEST) of the Ministry of Management and Innovation in Public Services, and by the Ministry of Mines and Energy. The total compensation is set out as follows:

45

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

					Parent Company
		Jan-Mar/2025			Jan-Mar/2024
	Executive Officers	Board of Directors	Total	Executive Officers	Board of Directors	Total
Wages and short-term benefits	0.7	0.1	0.8	0.8	0.1	0.9
Social security and other employee-related taxes	0.2	−	0.2	0.2	−	0.2
Post-employment benefits (pension plan)	0.1	−	0.1	0.1	−	0.1
Total compensation recognized in the statement of income	1.0	0.1	1.1	1.1	0.1	1.2
Total compensation paid (1)	1.0	0.1	1.1	1.1	−	1.1
Monthly average number of members	9.00	11.00	20.00	9.00	11.00	20.00
Monthly average number of paid members	9.00	8.00	17.00	9.00	7.00	16.00
(1) It includes variable compensation for Executive Officers.

In the three-month period ended March 31, 2025, expenses related to compensation of the board members and executive officers of Petrobras amounted to US$ 2.8 (US$ 2.6 for the same period of 2024).

The compensation of the Advisory Committees to the Board of Directors is separate from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Federal Government, Board members who are also members of the Statutory Audit Committees are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was US$ 81 thousand for the three-month period ended March 31, 2025 (US$ 96 thousand with tax and social security costs). For the same period of 2024, the total compensation concerning these members was US$ 93 thousand (US$ 111 thousand with tax and social security costs).

On April 16, 2025, the Company’s Annual Shareholders’ Meeting set the threshold for the overall compensation for executive officers and board members at US$ 8.3, R$ 47.57 million, from April 2025 to March 2026 (US$ 8.6, R$ 43.21 million, from April 2024 to March 2025, as approved on April 25, 2024).

28.	Supplemental information on statement of cash flows
	Jan-Mar/2025	Jan-Mar/2024
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	425	363
Transactions not involving cash
Purchase of property, plant and equipment on credit	400	21
Lease	4,895	1,909
Provision for decommissioning costs	6	63
Use of tax credits and judicial deposits for the payment of contingency	33	37
Earnout related to Atapu and Sépia fields	69	48

28.1.	Reconciliation of Depreciation, depletion and amortization with Statements of Cash Flows
	Jan-Mar/2025	Jan-Mar/2024
Depreciation and depletion of Property, plant and equipment	3,923	3,936
Amortization of Intangible assets	29	34
Capitalized depreciation	(664)	(562)
Depreciation of right of use - recovery of PIS/COFINS	(41)	(46)
Depreciation, depletion and amortization in the Statements of Cash Flows	3,247	3,362

29.	Subsequent events

Distribution of remuneration to shareholders

46

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

On May 12, 2025, Petrobras’s Board of Directors approved the distribution of remuneration to shareholders in the amount of US$ 2,063 or R$ 11,718 million (US$ 0.1600 per outstanding preferred and common shares, or R$ 0.9092), based on the net income for the three-month period ended March 31, 2025, considering the application of the Shareholder Remuneration Policy formula, as presented in the following table:

	Date of approval by the Board of Directors	Date of record	Amount per common and preferred share	Amount
Interim dividends	05.12.2025	06.02.2025	0.0543	700
Interim interest on capital	05.12.2025	06.02.2025	0.1057	1,363
Total anticipated dividends			0.1600	2,063

These dividends and interest on capital will be paid in two equal installments, on August 20, 2025 and September 22, 2025, and will be deducted from the remuneration that will be distributed to shareholders relating to the fiscal year 2025. The amounts will be adjusted by the SELIC rate from the date of payment of each installment until the end of the referred fiscal year, on December 31, 2025.

47

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400

kpmg.com.br

Report of Independent Registered Public Accounting Firm

To Shareholders and Board of Directors of

Petróleo Brasileiro S.A. – Petrobras

Rio de Janeiro - RJ

Results of Review of Condensed Consolidated Interim Financial Statements

We have reviewed the condensed consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of March 31, 2025, the related condensed consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the three-month period ended March 31, 2025 and 2024, and the related notes (collectively, the condensed consolidated interim financial statements). Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements for them to be in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2024, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated April 3, 2025, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2024, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

These condensed consolidated interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited,
uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

48

We conducted our reviews in accordance with the standards of the PCAOB. A review of condensed consolidated interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Rio de Janeiro - RJ

May 12, 2025

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited,
uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer